Exhibit 99.4 Corporate Communications

CNH Industrial acquires AgDNA, a leader in Farm Management Information Systems

London, September 3, 2019

CNH Industrial N.V. (NYSE: CNHI / MI: CNHI), today announced its agreement to acquire AgDNA, a leader in Farm Management Information Systems (FMIS). This acquisition will enable CNH Industrial’s customers, and those of third party agricultural machinery, to benefit from AgDNA’s single point data integration, mapping and analytical tools. Paired with CNH Industrial’s agricultural brands’ fleet management telematics, the combined solution will empower farmers and agribusinesses to consolidate a wide range of agronomic data streams, arising from a range of inputs such as machine, agronomic and third party data – including crop prices and weather information – into a single platform, to facilitate expedited decision making. As this open platform works across data sources and brands, it effectively standardizes all data inputs, making it possible for mixed fleet owners to view all data in a uniform manner in one place.

In line with CNH Industrial’s longstanding approach to data control, farmers will continue to control all data utilized by the system as well as maintaining the ability to use the variety of in-house and third-party applications that best suit their farming operation. Furthermore, the acquisition of AgDNA complements CNH Industrial’s existing range of precision farming software solutions partnerships.

“CNH Industrial is committed to further digitalizing modern agriculture, with the clear ambition to develop a comprehensive suite of digital and connectivity services to help our customers run their farming operations in a seamless and productive way,” said Hubertus Mühlhäuser, Chief Executive Officer, CNH Industrial. “The acquisition of AgDNA, is further evidence of our continuing investment in digital farming.”

This FMIS will be commercialized from Q4 2019 onwards, initially in North America, through the Case IH and New Holland Agriculture dealer networks. It enhances the agronomic feature-set capabilities of Case IH AFS Connect and New Holland MyPLM Connect and represents another step in bringing the brands’ dealer networks closer to their customers enhancing overall farming productivity through decision-making efficiencies.

CNH Industrial N.V. 25 St. James’s Street London, SW1A 1HA United Kingdom

This acquisition forms part of CNH Industrial’s long-term roadmap to enhance and extend its precision farming offering, in line with its commitment to delivering increasing digitalization and servitization in agriculture to add value for both customers and shareholders.

CNH Industrial N.V. (NYSE: CNHI /MI: CNHI) is a global leader in the capital goods sector with established industrial experience, a wide range of products and a worldwide presence. Each of the individual brands belonging to the Company is a major international force in its specific industrial sector: Case IH, New Holland Agriculture and Steyr for tractors and agricultural machinery; Case and New Holland Construction for earth moving equipment; Iveco for commercial vehicles; Iveco Bus and Heuliez Bus for buses and coaches; Iveco Astra for quarry and construction vehicles; Magirus for firefighting vehicles; Iveco Defence Vehicles for defence and civil protection; and FPT Industrial for engines and transmissions. More information can be found on the corporate website: www.cnhindustrial.com

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Media contacts:

Laura Overall

Corporate Communications Manager

CNH Industrial

Tel. +44 (0)2077 660 338

E-mail: mediarelations@cnhind.com